Exhibit 8.1

Brown Winick, Graves, Gross
Baskerville and Schoenebaum, P.L.C.
666 Grand Avenue, Suite 2000
Raun Center, Des Moines, IA 50309

, 2007	direct phone: 515-242-2416
direct fax: 515-323-8516
email: carey@brownwinick.com
Board of Directors
Amaizing Energy Holding Company, LLC
2404 West Highway 30
Denison, IA 51442
Re:     2007 Registration Statement on Form S-1; Tax Matters
Dear Directors:
As counsel for Amaizing Energy Holding Company, LLC (the “Company”), we furnish the following opinion in connection with the proposed issuance by the Company of up to                      of its membership interests (the “Units”).
We have acted as legal counsel to the Company in connection with its offering of the Units. As such, we have participated in the preparation and filing with the Securities and Exchange Commission under the Securities Act of 1933 of a Form S-1 Registration Statement dated                      relating to that offering (the “Registration Statement”).
You have requested our opinion as to matters of federal tax law that are described in the Registration Statement. We are assuming that the offering will be consummated and that the operations of the Company will be conducted in a manner consistent with that described in the Registration Statement. We have examined the Registration Statement and such other documents as we have deemed necessary to render our opinion expressed below.
Based on the foregoing, all statements relating to the Company’s classification as a partnership for federal income tax purposes and the taxation of investors on their allocable share of the Company’s income, gains, losses and deductions recognized by the Company without regard to cash distributions as described under the section heading, “Federal Income Tax Consequences of Owning Our Units” in the Registration Statement constitute our opinion. That section of the Registration Statement is a description of the material federal income tax consequences that are expected to arise from the ownership and disposition of Units, insofar as it relates to matters of law and legal conclusions. That section is the opinion of counsel on all material federal income tax consequences to prospective Unit holders of the ownership and disposition of Units.
Our opinion extends only to matters of law and, with limited exceptions, the discussion relates only to individual citizens and residents of the United States and has limited applicability to corporations, trusts, estates or nonresident aliens. The opinion set forth herein is based upon

A Firm Commitment to Business TM	515-242-2400 phone	515-283-0231 fax	www.brownwinick.com

                    , 2007

known facts and existing law and regulations, all of which are subject to change prospectively and retroactively. We assume no obligation to revise or supplement such opinions as to future changes of law or fact.
An opinion of legal counsel is legal counsel’s professional judgment regarding the subject matter of the opinion. It is neither a guarantee of the indicated result nor is it an undertaking to defend the indicated result should it be challenged by the Internal Revenue Service. This opinion is in no way binding on the Internal Revenue Service or on any court of law.
We consent to the disclosure of our opinion contained in the Registration Statement, the filing of this opinion as an exhibit to the Registration Statement and to the reference to our law firm in the Registration Statement.
Yours truly,
Paul E. Carey
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